DLA Piper LLP (US) 555 Mission St. #2400 San Francisco, California 94105 www.dlapiper.com

February 1, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention: Kevin Dougherty and Laura Nicholson

Re:	GigCapital4, Inc.
Registration Statement on Form S-1
Filed January 22, 2021
File No. 333-252315
Draft Registration Statement on Form S-1
Filed December 31, 2020
CIK No. 0001836981

Dear Mr. Dougherty and Ms. Nicholson:

Set forth below are responses to the comments that were provided by the Commission’s staff to our client, GigCapital4, Inc. (“GigCapital4” or the “Company”), by your letter dated January 27, 2021 (the “Comment Letter”), regarding the above-referenced filing (collectively, the “Registration Statement”).

The text of the comment in the Comment Letter is included in the Company’s response for your reference.

In addition to the responses to the Commission’s comments, concurrently with the filing of this letter, GigCapital4 will file Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) reflecting the Commission’s requested disclosure edits and adding exhibits to the Registration Statement.

Dilution, page 71

Comment 1. Please revise to include dilution and related disclosures along with calculations of pro forma net tangible book value per share under the scenario if the underwriters exercise their option to purchase additional units in full.

Response: The disclosure has been revised as requested. Please see page 71 of the Amended Registration Statement.

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The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel to the Company, at (415) 615-6095 or via email at Jeffrey.Selman@us.dlapiper.com.

Sincerely,

/s/ Jeffrey Selman

cc: Dr. Avi S. Katz

Enclosures